UNITED  STATES
              SECURITIES  AND  EXCHANGE  COMMISSION
                     Washington, D.C.  20549



                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                    BENTLEY PHARMACEUTICALS, INC.
- -------------------------------------------------------------------------
                          (Name of Issuer)


              Common Stock, Par Value $.02 per Share
- -------------------------------------------------------------------------
                  (Title of Class of Securities)

                             082657107
                    --------------------------
                          (CUSIP Number)

       Richard C. Perry, 2635 Century Parkway, N.E., Suite 1000,
                Atlanta, GA 30345, (404) 321-5347
- -------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           June 4, 1996
            ---------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / X /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13D

CUSIP No. 594907107                             Page 2 of 5 Pages


1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

      RICHARD C. PERRY


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                 (b)

3     SEC USE ONLY


4     SOURCE OF FUNDS*

      PF


5 CHECK BOX IF CLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7     SOLE VOTING POWER

      1,505,000


8     SHARED VOTING POWER


9     SOLE DISPOSITIVE POWER

      1,505,000


10    SHARED DISPOSITIVE POWER


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,505,000


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.0%


14    TYPE OF REPORTING PERSON*

      IN




Item 1.    Security and Issuer

     The class of securities to which this amended Schedule 13D relates is the common stock, par value $.02 per share (the "Stock"), of Bentley Pharmaceuticals, Inc., a Florida corporation (the "Company"), whose address is:

          1 Urban Center, Suite 550
          4830 West Kennedy Boulevard
          Tampa, FL  33609


Item 2.    Identity and Background

           a.    Richard C. Perry (the "reporting person").

           b. Business Address: 2635 Century Parkway, N.E., Suite 1000, Atlanta, Georgia 30345.

           c. President, Perry & Co. (an insurance premium finance management company), 2635 Century Parkway, N.E., Suite 1000, Atlanta, Georgia 30345.

           d. The reporting person has never been the subject of a criminal proceeding (excluding traffic violations or similar misdemeanors).

           e. The reporting person is not and has never been subject to any judgment, decree or order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.    Source and Amount of Funds or Other Consideration

           All purchases of the Stock have been made with personal funds of the reporting person in the aggregate amount of approximately $2,192,550.


Item 4.    Purpose of Transaction

           The Stock acquired by the reporting person has been purchased for investment purposes. The reporting person may make additional purchases or may dispose of some or all of the Stock owned by him in the future in amounts and at times which have not been determined. The reporting person has no present plans with regard to the Company other than as an investor in the Stock.


Item 5.    Interest in Securities of the Issuer

           a. The reporting person is presently the beneficial owner of 1,505,000 shares of the Stock. This beneficial owner-ship constitutes the following holdings:

                 1) 155,000 shares of common stock (the "Common Stock"), believed by the reporting person to represent 5.0% of the issued and outstanding shares of Common Stock of the Company; and

                 2) 1,350,000 Class A Redeemable Warrants (CUSIP No. 082657115), redeemable within 60 days or later for 1,350,000 shares of the Company's Common Stock.

           b. The reporting person has sole voting power and sole power to dispose or direct the disposition of and sole right to receive dividends from or proceeds from the sale of the Stock.

           c. All shares beneficially owned by the reporting person were acquired in open market transactions. 155,000 shares of of Common Stock were acquired during the 60-day period immediately preceding the date of this Schedule 13D at market prices ranging from $2.875 to $3.5 per share. 1,350,000 shares of Class A Redeemable Warrants were acquired during the 60-day period immediately preceding the date of this Schedule 13D at market prices ranging from $1 to $1.3125 per share.

           d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

           e.    Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to the securities of the Company.


Item 7.    Material to be Filed as Exhibits

           There are no exhibits with this Amendment No. 1.


                              Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    July 12, 1996
- ----------------------
       Date

                                             /s/  Richard C. Perry
                                      -----------------------------------
                                                    Signature

                                           Richard C. Perry, Chairman
                                      -----------------------------------
                                                     Name/Title